Exhibit 99.1

Uxin Reports Unaudited Financial Results for the Quarter Ended June 30, 2025

BEIJING, September 29, 2025 – Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced its unaudited financial results for the quarter ended June 30, 2025.

Highlights for the Quarter Ended June 30, 2025

●	Transaction volume was 11,606 units for the three months ended June 30, 2025, an increase of 40.4% from 8,264 units in the last quarter and an increase of 107.1% from 5,605 units in the same period last year.

●	Retail transaction volume was 10,385 units for the three months ended June 30, 2025, an increase of 37.6% from 7,545 units in the last quarter and an increase of 153.9% from 4,090 units in the same period last year.

●	Total revenues were RMB658.3 million (US$91.9 million) for the three months ended June 30, 2025, an increase of 30.6% from RMB504.2 million in the last quarter and an increase of 64.1% from RMB401.2 million in the same period last year.

●	Gross margin was 5.2% for the three months ended June 30, 2025, compared with 7.0% in the last quarter and 6.4% in the same period last year.

●	Loss from operations was RMB43.1 million (US$6.0 million) for the three months ended June 30, 2025, compared with RMB35.3 million in the last quarter and RMB62.5 million in the same period last year.

●	Non-GAAP adjusted EBITDA[1] was a loss of RMB16.5 million (US$2.3 million) for the three months ended June 30, 2025, compared with a loss of RMB8.9 million in the last quarter and a loss of RMB33.9 million in the same period last year.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “Our business sustained its strong growth momentum in the second quarter of 2025, with retail transaction volume reaching 10,385 units, representing a 154% year-over-year increase and marking the fifth consecutive quarter of growth above 140%. Importantly, we have also maintained healthy operating efficiency, with inventory turnover days stable at around 30, and customer satisfaction, as measured by NPS (net promoter score), at an industry-leading 65. Reflecting this strength, we now expect retail transaction volume growth of over 125% year-over-year in the third quarter. Accordingly, we are raising our full-year 2025 growth guidance to approximately 130% compared to calendar year 2024.”

Mr. Dai continued, “Since opening in February, our Wuhan superstore has performed ahead of expectations, achieving monthly sales of about 1,400 units with steadily improving profitability. At the same time, the expansion of our new superstores is progressing on schedule, with our Zhengzhou superstore officially commencing operations on September 27. We believe that the continued ramp-up of newly launched superstores, together with the sales momentum at our existing locations, will serve as strong and sustainable growth drivers for our business performance in the years ahead.”

1 This is a non-GAAP measure. The Company believes that the non-GAAP measures help investors and users of our financial information understand the effect of adjusting items on our selected reported results and provide alternate measurements of its performance, both in the current period and across periods. See “Use of Non-GAAP Financial Measures” and “Unaudited Reconciliations of GAAP And Non-GAAP Results” contained in this press release for a reconciliation and additional information on non-GAAP measures.

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Mr. Feng Lin, Chief Financial Officer of Uxin, stated, “Our strong sales growth this quarter was driven by improved inventory availability at existing stores and the continued ramp-up of our new superstore in Wuhan. Total revenues reached RMB658.3 million, including RMB607.6 million from retail vehicle sales, representing 87% year-over-year growth and 31% sequential growth. Our gross margin was 5.2%, reflecting the temporary impact of the new car price war in China, as well as the early-stage ramp-up of our Wuhan superstore. Looking ahead, we anticipate that unhealthy price competition in China’s new car market will be largely resolved thanks to supportive government policies and sales and profitability of our Wuhan superstore will continue to improve. As a result, we anticipate a strong rebound in our overall gross margin in the near future. Specifically, for the third quarter of 2025, we expect retail transaction volume of 13,500 to 14,000 units, representing over 125% year-over-year growth, total revenues of between RMB830 million and RMB860 million, and gross margin recovery to approximately 7.5%.”

Financial Results for the Quarter Ended June 30, 2025

Total revenues were RMB658.3 million (US$91.9 million) for the three months ended June 30, 2025, an increase of 30.6% from RMB504.2 million in the last quarter and an increase of 64.1% from RMB401.2 million in the same period last year. The increases were mainly due to the increase in retail vehicle sales revenue.

Retail vehicle sales revenue was RMB607.6 million (US$84.8 million) for the three months ended June 30, 2025, representing an increase of 30.5% from RMB465.5 million in the last quarter and an increase of 87.0% from RMB325.0 million in the same period last year. For the three months ended June 30, 2025, retail transaction volume was 10,385 units, representing an increase of 37.6% from 7,545 units last quarter and an increase of 153.9% from 4,090 units in the same period last year. By offering quality products and services, the Company’s superstores have earned customer trust and established Uxin as the well-recognized brand in regional markets, leading to a high in-store customer conversion rate. Additionally, since the Company’s newly launched superstore in Wuhan commenced trial operations in February 2025, both its inventory levels and sales have increased rapidly.

Wholesale vehicle sales revenue was RMB29.9 million (US$4.2 million) for the three months ended June 30, 2025, compared with RMB22.5 million in the last quarter and RMB63.9 million in the same period last year. For the three months ended June 30, 2025, wholesale transaction volume was 1,221 units, representing an increase of 69.8% from 719 units last quarter and a decrease of 19.4% from 1,515 units in the same period last year. Wholesale vehicle sales represent vehicles purchased by the Company from individuals that do not meet the Company’s retail standards and are subsequently sold through online and offline channels.

Other revenue was RMB20.8 million (US$2.9 million) for the three months ended June 30, 2025, compared with RMB16.2 million in the last quarter and RMB12.3 million in the same period last year.

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Cost of revenues was RMB624.1 million (US$87.1 million) for the three months ended June 30, 2025, compared with RMB468.9 million in the last quarter and RMB375.6 million in the same period last year.

Gross margin was 5.2% for the three months ended June 30, 2025, compared with 7.0% in the last quarter and 6.4% in the same period last year. The quarter-over-quarter decrease in gross margin was mainly due to aggressive promotions in the new car sector in China during this quarter, which also put pressure on the gross margin for used cars. The year-over-year decrease in gross margin was mainly due to the trial operation of our new superstore in Wuhan, which commenced in February 2025. As the store is still in the early stage of operation, it is currently in a gross profit ramp-up phase. The Company expects that its overall gross margin will recover in the third quarter of 2025.

Total operating expenses were RMB96.7 million (US$13.5 million) for the three months ended June 30, 2025. Total operating expenses excluding the impact of share-based compensation were RMB86.8 million.

●	Sales and marketing expenses were RMB74.2 million (US$10.4 million) for the three months ended June 30, 2025, an increase of 20.3% from RMB61.7 million in the last quarter and an increase of 25.0% from RMB59.4 million in the same period last year. The increases were mainly due to the increased salaries for the sales teams.

●	General and administrative expenses were RMB19.4 million (US$2.7 million) for the three months ended June 30, 2025, representing an increase of 6.0% from RMB18.3 million in the last quarter and a decrease of 30.9% from RMB28.1 million in the same period last year. The year-over-year decrease was mainly due to the impact of share-based compensation expenses.

●	Research and development expenses were RMB3.1 million (US$0.4 million) for the three months ended June 30, 2025, representing an increase of 6.6% from RMB2.9 million in the last quarter and a decrease of 8.6% from RMB3.4 million in the same period last year.

Other operating income, net was RMB19.4 million (US$2.7 million) for the three months ended June 30, 2025, compared with RMB11.9 million for the last quarter and RMB2.8 million in the same period last year. The increases were mainly due to gains from derecognition of certain long-aged liabilities.

Loss from operations was RMB43.1 million (US$6.0 million) for the three months ended June 30, 2025, compared with RMB35.3 million in the last quarter and RMB62.5 million in the same period last year.

Interest expenses were RMB23.1 million (US$3.2 million) for the three months ended June 30, 2025, representing an increase of 2.5% from RMB22.5 million in the last quarter and an increase of 1.0% from RMB22.9 million in the same period last year.

Net loss from operations was net loss of RMB67.6 million (US$9.4 million) for the three months ended June 30, 2025, compared with net loss of RMB51.4 million in the last quarter and net loss of RMB49.8 million in the same period last year.

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Non-GAAP adjusted EBITDA was a loss of RMB16.5 million (US$2.3 million) for the three months ended June 30, 2025, compared with a loss of RMB8.9 million in the last quarter and a loss of RMB33.9 million in the same period last year.

Liquidity

The Company has incurred net losses since inception. For the quarter ended June 30, 2025, the Company incurred net loss of RMB67.6 million and operating cash outflow of RMB131.8 million, and the Company’s current liabilities exceeded current assets by approximately RMB202.2 million and the Company had accumulated deficit in the amount of RMB19.7 billion as of June 30, 2025. Based on the Company’s liquidity assessment, which considers the management’s plan to address these adverse conditions and events including growing its vehicle sales revenue by increasing the sales volume, improving the gross profit margin by increasing the value-added services offered to its customers, maintaining vehicle turnover rate by managing reasonable vehicle prices, raising funds from planned financings, and adjusting its operation scale if and when necessary, the Company believes that it is probable to effectively implement these plans and accordingly, its current cash and cash equivalents which included funds from equity and debt financings and the cash flows from operations are sufficient for the Company to meet its anticipated working capital requirements and other capital commitments and the Company will be able to meet its payment obligations when liabilities that fall due within the next twelve months from the date of this release.

Recent Development

On September 27, 2025, Uxin officially opened its fourth used car superstore in Zhengzhou, Henan Province. The new facility spans approximately 150,000 square meters, can display up to 5,000 vehicles and integrates an advanced reconditioning factory. Situated in central China’s key transportation hub, Zhengzhou provides strong market fundamentals with over 13 million residents and 5 million registered vehicles. The superstore’s opening marks another successful replication of Uxin’s large-scale superstore model and further strengthens the Company’s market presence in central China.

Business Outlook

For the three months ended September 30, 2025, the Company expects its retail transaction volume to range between 13,500 units and 14,000 units. The Company estimates that its total revenues including retail vehicle sales revenue, wholesale vehicle sales revenue and other revenue to range between RMB830 million and RMB860 million. The Company expects its gross profit margin to be around 7.5%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call

Uxin’s management team will host a conference call on Monday, September 29, 2025, at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Beijing/Hong Kong time on the same day) to discuss the financial results. In advance of the conference call, all participants must use the following link to complete the online registration process. Upon registering, each participant will receive access details for this conference including an event passcode, a unique access PIN, dial-in numbers, and an e-mail with detailed instructions to join the conference call.

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Conference Call Preregistration：https://dpregister.com/sreg/10203124/fff4e64580

A telephone replay of the call will be available after the conclusion of the conference call until October 6, 2025, 2025. The dial-in details for the replay are as follows:

U.S.:	+1 877 344 7529
International:	+1 412 317 0088
Replay PIN:	8674929

A live webcast and archive of the conference call will be available on the Investor Relations section of Uxin’s website at http://ir.xin.com.

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline superstores with inventory capacities ranging from 2,000 to 8,000 vehicles. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of China’s used car industry.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses certain non-GAAP measures, including Adjusted EBITDA and adjusted net loss from operations per share – basic and diluted, as supplemental measures to review and assess its operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines Adjusted EBITDA as EBITDA excluding share-based compensation, foreign exchange (losses)/gain, other income/(expenses), structure realignment cost which was mainly severance cost and equity in income of affiliates. The Company defines adjusted net loss attributable to ordinary shareholders per share – basic and diluted as net loss attributable to ordinary shareholders per share excluding impact of share-based compensation, deemed dividend to preferred shareholders due to triggering of a down round feature and accretion on redeemable non-controlling interests. The Company presents the non-GAAP financial measures because they are used by the management to evaluate the operating performance and formulate business plans. The Company also believes that the use of the non-GAAP measures facilitate investors’ assessment of its operating performance as this measure excludes certain finance or non-cash items that the Company does not believe directly reflect its core operations. The Company believe that excluding these items enables us to evaluate our performance period-over-period more effectively and relative to our competitors.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using Adjusted EBITDA is that it does not reflect all items of income and expenses that affect the Company’s operations. Share-based compensation, other income/(expenses) and foreign exchange (losses)/gain have been and may continue to be incurred in the business. Further, the non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

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The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of Uxin’s non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader, except for those transaction amounts that were actually settled in U.S. dollars. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.1636 to US$1.00, representing the index rate as of June 30, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Uxin’s strategic and operational plans, contain forward-looking statements. Uxin may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Uxin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its products and services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry and other related industries; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Uxin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co

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Uxin Limited

Unaudited Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Revenues
Retail vehicle sales	324,967	607,611	84,819	594,388	1,073,129	149,803
Wholesale vehicle sales	63,897	29,889	4,172	103,619	52,436	7,320
Others	12,320	20,771	2,900	22,328	36,935	5,156
Total revenues	401,184	658,271	91,891	720,335	1,162,500	162,279

Cost of revenues	(375,599)	(624,064)	(87,116)	(673,708)	(1,092,952)	(152,570)
Gross profit	25,585	34,207	4,775	46,627	69,548	9,709

Operating expenses
Sales and marketing	(59,353)	(74,213)	(10,360)	(110,168)	(135,916)	(18,973)
General and administrative	(28,119)	(19,443)	(2,714)	(103,455)	(37,777)	(5,273)
Research and development	(3,380)	(3,089)	(431)	(9,407)	(5,988)	(836)
Reversal of credit losses, net	-	19	3	359	414	58
Total operating expenses	(90,852)	(96,726)	(13,502)	(222,671)	(179,267)	(25,024)

Other operating income, net	2,783	19,379	2,705	3,718	31,327	4,373

Loss from operations	(62,484)	(43,140)	(6,022)	(172,326)	(78,392)	(10,942)

Interest income	16	43	6	24	50	7
Interest expenses	(22,858)	(23,098)	(3,224)	(46,828)	(45,640)	(6,371)
Other income	633	480	67	1,255	6,765	944
Other expenses	(800)	(1,498)	(209)	(4,886)	(2,153)	(301)
Net gain from extinguishment of debt	35,222	-	-	35,222	-	-
Foreign exchange gains/(losses)	479	(353)	(49)	990	423	59
Loss before income tax expense	(49,792)	(67,566)	(9,431)	(186,549)	(118,947)	(16,604)
Income tax expense	(38)	(39)	(5)	(50)	(39)	(5)
Equity in loss of affiliates , net of tax	-	-	-	(5,951)	-	-
Net loss, net of tax	(49,830)	(67,605)	(9,436)	(192,550)	(118,986)	(16,609)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,641)	(6,192)	(864)	(3,270)	(7,882)	(1,100)
Net loss attributable to UXIN LIMITED	(51,471)	(73,797)	(10,300)	(195,820)	(126,868)	(17,709)
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	(1,781,454)	-	-
Net loss attributable to ordinary shareholders	(51,471)	(73,797)	(10,300)	(1,977,274)	(126,868)	(17,709)

Net loss	(49,830)	(67,605)	(9,436)	(192,550)	(118,986)	(16,609)
Foreign currency translation,net of tax nil	(1,216)	16	2	(1,150)	91	13
Total comprehensive loss	(51,046)	(67,589)	(9,434)	(193,700)	(118,895)	(16,596)
Add: net profit attribute to redeemable non-controlling interests and non-controlling interests shareholders	(1,641)	(6,192)	(864)	(3,270)	(7,882)	(1,100)
Total comprehensive loss attributable to UXIN LIMITED	(52,687)	(73,781)	(10,298)	(196,970)	(126,777)	(17,696)

Net loss attributable to ordinary shareholders	(51,471)	(73,797)	(10,300)	(1,977,274)	(126,868)	(17,709)
Weighted average shares outstanding – basic	56,412,679,304	63,168,535,224	63,168,535,224	30,439,110,903	60,735,577,407	60,735,577,407
Weighted average shares outstanding – diluted	56,412,679,304	63,168,535,224	63,168,535,224	30,439,110,903	60,735,577,407	60,735,577,407

Net loss per share for ordinary shareholders, basic	(0.00)	(0.00)	(0.00)	(0.06)	(0.00)	(0.00)
Net loss per share for ordinary shareholders, diluted	(0.00)	(0.00)	(0.00)	(0.06)	(0.00)	(0.00)

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Uxin Limited

Unaudited Consolidated Balance Sheets

(In thousands except for number of shares and per share data)

	As of December 31,	As of June 30,
	2024	2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,112	68,267	9,530
Restricted cash	767	37	5
Accounts receivable, net	4,150	3,597	502
Loans recognized as a result of payments under guarantees, net of provision for credit losses of RMB7,710 and RMB7,706 as of December 31, 2024 and June 30, 2025, respectively	-	-	-
Other receivables, net of provision for credit losses of RMB21,113 and RMB15,149 as of December 31, 2024 and June 30, 2025, respectively	14,998	13,077	1,825
Inventory, net	207,390	279,446	39,009
Prepaid expenses and other current assets	86,977	83,087	11,599
Total current assets	339,394	447,511	62,470

Non-current assets
Property, equipment and software, net	71,420	75,499	10,539
Finance lease right-of-use assets, net	1,346,728	1,332,908	186,067
Operating lease right-of-use assets, net	194,388	187,781	26,213
Total non-current assets	1,612,536	1,596,188	222,819

Total assets	1,951,930	2,043,699	285,289

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	81,584	75,485	10,537
Other payables and other current liabilities	306,391	278,826	38,923
Current portion of operating lease liabilities	14,563	15,943	2,226
Current portion of finance lease liabilities	183,852	57,921	8,085
Short-term borrowings from third parties	174,616	221,582	30,932
Short-term borrowing from related parties	1,000	-	-
Total current liabilities	762,006	649,757	90,703

Non-current liabilities
Long-term borrowing from related party (i)	53,913	-	-
Long-term borrowing from third party	-	14,317	2,000
Consideration payable to WeBank	27,237	6,485	905
Finance lease liabilities	1,141,118	1,178,042	164,448
Operating lease liabilities	180,920	175,552	24,506
Total non-current liabilities	1,403,188	1,374,396	191,859

Total liabilities	2,165,194	2,024,153	282,562

Mezzanine equity
Redeemable non-controlling interests (ii)	154,977	304,709	42,536
Total Mezzanine equity	154,977	304,709	42,536

Shareholders’ deficit
Ordinary shares (iii)	39,816	43,733	6,105
Additional paid-in capital (iii)	19,007,948	19,213,990	2,682,169
Subscription receivable from shareholders	(60,467)	(60,467)	(8,441)
Accumulated other comprehensive income	227,718	227,809	31,801
Accumulated deficit	(19,583,017)	(19,709,885)	(2,751,395)
Total Uxin’s shareholders’ deficit	(368,002)	(284,820)	(39,761)
Non-controlling interests	(239)	(343)	(48)
Total shareholders’ deficit	(368,241)	(285,163)	(39,809)

Total liabilities, mezzanine equity and shareholders’ deficit	1,951,930	2,043,699	285,289

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(i) Long-term borrowing from related party outstanding as of December 31, 2024 amounted to RMB53.9 million. On September 12, 2024, the Company’s Anhui subsidiary (“Uxin Anhui”) entered into a loan agreement with Pintu (Beijing) information Technology Co., Ltd. (“Pintu Beijing”), pursuant to which Pintu Beijing agreed to extend loan to Uxin Anhui in a principal amount of the RMB equivalent of US$7.5 million for a term of 18 months from the drawdown date unless other repayment schedule is negotiated and mutually agreed by Uxin Anhui and Pintu Beijing. The interest rate is 5.35% per annum within 12 months after the drawdown date, and 8% per annum after 12 months until the loan is repaid in full. The loan is guaranteed by Uxin’s Shaanxi subsidiary pursuant to a guarantee agreement entered on the same date. On September 13, 2024, Uxin Anhui made the drawdown of this loan, and the total RMB amount received was classified as “Long-term borrowings from related party” in non-current liabilities. Subsequently in November 2024, the Company entered into a Share Subscription Agreement with Lightwind Global Limited (“Lightwind”, a wholly-owned subsidiary of Pintu Beijing). Pursuant to this agreement and subject to the fulfilment of specified conditions, Uxin agreed to allot and issue, while Lightwind agreed to subscribe for, a total of 1,543,845,204 Class A Ordinary Shares of the Company, with an aggregate subscription amount of US$7.5 million. When the specified conditions were fulfilled and a repayment schedule of the long-term loan of US$7.5 million was mutually agreed, Lightwind shall invest equivalent amount in the Company after Uxin Anhui repays the loan under the repayment schedule to Pintu Beijing.

In March 2025, a revised repayment schedule was mutually agreed by Uxin Anhui and Pintu Beijing. Pursuant to which, Uxin Anhui fully repaid the total amount of principal and interests, amounting to RMB55.0 million, to Pintu Beijing by 2 installments, RMB15.0 million in March 2025 and RMB40.0 million in April 2025. Concurrently, Lightwind made an equivalent investment in the Company as the specified conditions for the investment had been fulfilled.

(ii) On October 16, 2024, the Company, through Uxin Anhui, entered into an agreement with Wuhan Junshan Urban Asset Operation Co.,Ltd. (“Wuhan Junshan”), a company indirectly controlled by Wuhan City Economic & Technological Development Zone, to establish a subsidiary, Wuhan Youxin Intelligent Remanufacturing Co., Ltd. (“Uxin Wuhan”). Uxin Anhui will contribute RMB66.7 million and Wuhan Junshan will contribute RMB33.3 million, representing approximately 66.7% and 33.3% of Uxin Wuhan’s total registered capital, respectively. As of June 30, 2025, the Company and Wuhan Junshan each made contributions of RMB14.0 million to Uxin Wuhan, respectively, and the investment from Wuhan Junshan was recognized as redeemable non-controlling interests.

On September 20, 2023, the Company entered into an equity investment agreement with Hefei Construction Investment. Pursuant to the agreement, Hefei ConstructionInvestment will invest by multiple instalments in Uxin Hefei, and each instalment will be made after the lease payment is made by the Hefei subsidiary, over a 10-yearperiod. As of June 30, 2025, the first-year and second-year rentals of approximately RMB147.1 million and RMB127.7 million was converted intothe investment of approximately 12.02% and 8.40% equity interests in Uxin Hefei by Hefei Construction Investment, respectively. The investment was recognized as redeemable non-controlling interests.

(iii) On March 4, 2025, the Company entered into a share subscription agreement with Fame Dragon Global Limited (the “Investor”), an investment vehicle of NIO Capital, pursuant to which the Investor agreed to purchase 5,738,268,233 Class A Ordinary Shares of the Company for a total consideration of US$27.8 million.  As of June 30, 2025, the Company had received US$19.0 million from Fame Dragon Global and issued 3,911,074,516 Class A Ordinary Shares of the Company to the Investor and entities designted by the Investor.

In substance, the Company issued a forward contract to the Investor, as the Investor is obligated to purchase the shares, and the Company is required to issue them upon the satisfaction of the closing conditions at the pre-agreed price and amount which shall be a deemed dividend to the forward contract holder recorded in the additional paid-in capital. In addition, given that this forward contract is considered indexed to the Company’s own stock and meet the requirement for equity classification, it was also classified under the Company’s equity and was initially measured at fair value amounting to RMB180.8 million with no subsequent remeasurement.

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* Share-based compensation charges included are as follows:

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Sales and marketing	136	1,190	166	136	2,356	329
General and administrative	11,784	8,132	1,135	52,172	16,157	2,255
Research and development	128	625	87	128	1,242	173

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Uxin Limited

Unaudited Reconciliations of GAAP And Non-GAAP Results

(In thousands except for number of shares and per share data)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss, net of tax	(49,830)	(67,605)	(9,436)	(192,550)	(118,986)	(16,609)

Add: Income tax expense	38	39	5	50	39	5
Interest income	(16)	(43)	(6)	(24)	(50)	(7)
Interest expenses	22,858	23,098	3,224	46,828	45,640	6,371
Depreciation	16,577	16,649	2,324	32,337	33,242	4,640
EBITDA	(10,373)	(27,862)	(3,889)	(113,359)	(40,115)	(5,600)

Add: Share-based compensation expenses	12,048	9,947	1,388	52,436	19,755	2,757
- Sales and marketing	136	1,190	166	136	2,356	329
- General and administrative	11,784	8,132	1,135	52,172	16,157	2,255
- Research and development	128	625	87	128	1,242	173
Other income	(633)	(480)	(67)	(1,255)	(6,765)	(944)
Other expenses	800	1,498	209	4,886	2,153	301
Foreign exchange (gains)/losses	(479)	353	49	(990)	(423)	(59)
Structure realignment cost	-	-	-	13,948	-	-
Equity in loss of affiliates, net of tax	-	-	-	5,951	-	-
Net gain from extinguishment of debt	(35,222)	-	-	(35,222)	-	-

Non-GAAP adjusted EBITDA	(33,859)	(16,544)	(2,310)	(73,605)	(25,395)	(3,545)

	For the three months ended June 30,			For the six months ended June 30,
	2024	2025		2024	2025
	RMB	RMB	US$	RMB	RMB	US$
Net loss attributable to ordinary shareholders	(51,471)	(73,797)	(10,300)	(1,977,274)	(126,868)	(17,709)
Add: Share-based compensation expenses	12,048	9,947	1,388	52,436	19,755	2,757
- Sales and marketing	136	1,190	166	136	2,356	329
- General and administrative	11,784	8,132	1,135	52,172	16,157	2,255
- Research and development	128	625	87	128	1,242	173
Add: accretion on redeemable non-controlling interests	1,650	6,298	879	3,300	7,986	1,115
Deemed dividend to preferred shareholders due to triggering of a down round feature	-	-	-	1,781,454	-	-

Non-GAAP adjusted net loss attributable to ordinary shareholders	(37,773)	(57,552)	(8,033)	(140,084)	(99,127)	(13,837)

Net loss per share for ordinary shareholders –basic	(0.00)	(0.00)	(0.00)	(0.06)	(0.00)	(0.00)
Net loss per share for ordinary shareholders –diluted	(0.00)	(0.00)	(0.00)	(0.06)	(0.00)	(0.00)
Non-GAAP adjusted net loss to ordinary shareholders per share – basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average shares outstanding – basic	56,412,679,304	63,168,535,224	63,168,535,224	30,439,110,903	60,735,577,407	60,735,577,407
Weighted average shares outstanding – diluted	56,412,679,304	63,168,535,224	63,168,535,224	30,439,110,903	60,735,577,407	60,735,577,407

Note: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00 = RMB7.1636 as of June 30, 2025 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System.

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